United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

November 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610, and the Registration Statement of Companhia Vale do Rio Doce, File No. 333-109610-01.

CVRD Concludes the Restructuring of Logistics Companies

     Rio de Janeiro, November 07, 2003 – Companhia Vale do Rio Doce (CVRD) informs that it concluded the restructuring of stakes in logistics companies, as publicly announced on April 16 and September 18, 2003.

     The conclusion of the transactions aimed at the elimination of the relationships between CVRD and Companhia Siderúrgica Nacional (CSN) in the shareholding structure of Ferrovia Centro-Atlântica S.A. (FCA), Companhia Ferroviária do Nordeste (CFN) and CSN Aceros S.A. (CSN Aceros). The following transactions were concluded:

a.	sale of all FCA shares held by CSN to Mineração Tacumã Ltda., a CVRD wholly owned subsidiary;

b.	sale of all CFN shares held by CVRD to CSN and Taquari Participações S.A.;

c.	sale of all CSN Aceros shares – which is a Sepetiba Tecon S.A. (STSA) shareholder – held by Itabira Rio Doce Company Limited, a CVRD wholly owned subsidiary, to CSN Panamá, a CSN subsidiary;

d.	transfer of all STSA convertible debentures held by CVRD to CSN; and

e.	signing of commercial contracts involving handling services of containers by STSA to CVRD, limestone transportation by FCA to CSN and limestone and bentonite transportation by CFN to CVRD.

The shares sales and purchases will imply a net expenditure of R$ 22.7 million by CVRD at the financial settlement date, November 14, 2003.

These transactions will free CVRD to promote new investments in railroad infrastructure and equipment, which will increase the supply and quality of general cargo transportation services to its clients.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

     This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: November 10, 2003